Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 2, 2018

Relating to Preliminary Prospectus dated August 2, 2018

Registration No. 333-226535

3047 Orchard Parkway, San Jose

CA 95134 USA

Tel (US) +1 (650) 390 9000

Tel (AU): 1-800-778-662

Fax: +1 650 390 9007

www.airxpanders.com

3 August 2018

Not for release to US wire services or distribution in the United States

AirXpanders, Inc. announces raising of approximately A$20.3m by way of Placement and underwritten pro-rata, non-renounceable Rights Offering

Highlights

●	Underwritten pro-rata, non-renounceable Rights Offering of CHESS Depositary Interests, at a price of A$0.075 per CDI to raise approximately A$15.7 million
●	Separate private placement to certain U.S. investors to raise approximately US$3.4 million (equivalent to approximately A$4.6 million) at an issue price of US$0.167 per share of Class A common stock
●	Proceeds to be used primarily to continue U.S. commercialisation effort and for general corporate purposes (see below)
●

Post-raise AirXpanders will be in a strengthened financial position with a pro-forma cash and equivalents (including short-term investments) balance as of June 30, 2018 of approximately US$20.3 million (A$27.3 million at an USD:AUD FX rate of 0.74307:1)

San Jose, CA, United States – AirXpanders, Inc. (ASX: AXP) (AirXpanders or Company) today announces an underwritten pro rata, non-renounceable rights offering of approximately 208,893,798 CHESS Depositary Interests (CDIs) (subject to the effect of rounding), representing new fully paid shares of Class A common stock in AirXpanders (on a 3 for 1 basis) (New CDIs), at a price of A$0.075 per New CDI to raise approximately A$15.7 million (Rights Offering). In addition, funds affiliated with Vivo Ventures (Vivo Ventures), one of the Company’s largest stockholders, and Mr. Barry Cheskin, the Chairman of the Company, have agreed to purchase a total of 20,441,183 shares of Class A common stock in a separate private placement at US$0.167 per share (equivalent to A$0.225 per share or A$0.075 per CDI) to raise approximately US$3.4 million (equivalent to approximately A$4.6 million) (Private Placement).

Together, the Rights Offering and Private Placement will raise approximately A$20.3 million (approximately US$15.1 million) before costs and expenses. The funds raised from the Rights Offering and Private Placement will be primarily used by the Company to continue its U.S. commercialisation efforts and for general corporate purposes, including:

●	general and inventory working capital;
●	continued investment in sales and marketing;
●	manufacturing and product improvements; and
●	the costs of the Rights Offering and Private Placement.

Details of Rights Offering

The Rights Offering is being made to all persons who are registered as holders of AirXpanders’ Class A Common Stock or CDIs as at 7.00pm (AEST) on Wednesday, 8 August 2018 (Record Date), with a registered address in Australia or New Zealand (Eligible Holders). Stockholders and CDI holders with a registered address outside Australia and New Zealand, or who are US Persons (as defined in Regulation S under the US Securities Act of 1933) or who are acting for the account or benefit of such persons, are considered ineligible and cannot participate in the Rights Offering.

Under the Rights Offering, Eligible Holders will have the opportunity to subscribe for fifteen (15) New CDIs for every sixteen (16) CDIs in the Company (or forty-five (45) New CDIs for every sixteen (16) shares in the Company) which they hold at 7.00pm (AEST) on the Record Date at an issue price of A$0.075 per CDI (Issue Price). Fractional entitlements will be rounded up to the nearest number of whole New CDIs. The Rights Offering will be non-renounceable.

The Issue Price represents:

●

a 24.2% discount to AirXpanders’ closing CDI price on 31 July 2018, the trading day immediately prior to AirXpanders entering into a trading halt in connection with the Rights Offering and the Placement; and

●	a 22.5 % discount to the five trading day VWAP of AirXpanders’ CDIs ending on 31 July 2018.

The CDIs under the Rights Offering will be issued on the same terms as, and will rank equally with, the existing CDIs of AirXpanders.

Canaccord Genuity (Australia) Limited is underwriting the Rights Offering to an amount of approximately A$15.7 million.

Details of Private Placement

The Company has entered into a purchase agreement with Vivo Ventures and Mr. Barry Cheskin (the U.S. Purchasers) for the purchase of a total of 20,441,183 shares of Class A common stock at US$0.167 per share (the same price as the Issue Price converted to U.S. dollars).

The shares under the Private Placement will be issued on the same terms as, and will rank equally with, the existing shares of Class A common stock of AirXpanders. The Company has agreed to file a registration statement to register the shares issued in the Private Placement for resale within 60 days of the Private Placement completing. The Private Placement is not underwritten.

Vivo Ventures has agreed to deposit its subscription monies to be held in escrow on or about 8 August 2018, pending closing of the Rights Offering. The purchase of shares by Vivo Ventures is expected to complete immediately following the Rights Offering and will be made within AirXpanders’ 15% placement capacity under, ASX Listing Rule 7.1 and its 10% placement capacity under ASX Listing Rule 7.1A. As Mr. Cheskin is a director of the Company, the purchase of new shares by Mr. Cheskin is subject to the approval of stockholders in accordance with the ASX Listing Rules. A stockholders’ meeting will be held as soon as practicable to seek the relevant approval.

The U.S. Purchasers are not eligible to participate in the Rights Offering.

Enquiries

Eligible Holders will be sent further details about the Rights Offering in a U.S prospectus, when available, and an Australian Offer Booklet. The U.S. Prospectus was filed with the United States Securities and Exchange Commission, or the SEC, as part of a registration statement on Form S-1, but has not yet become effective. The U.S. Prospectus is a not a prospectus or other disclosure document for the purposes of Chapter 6D of the Corporations Act and has not been lodged with ASIC.

Eligible Holders should read both the final U.S prospectus, when available, and the Australian Offer Booklet and other documents AirXpanders has filed with the SEC for more complete information about AirXpanders and this offering carefully before making any investment decision regarding the Rights Offering.

Eligible Holders who have questions relating to the Rights Offering should call AirXpanders’ CDI registry, Computershare Investor Services Pty Limited, on 1300 850 505 (within Australia) or +61 3 9415 4000 (outside Australia) between 8.30am and 5.00pm (AEST) on business days during the offer period.

Key dates for the Rights Offering

Event	Date
Announcement of Placement and Rights Offering	3 August 2018
Ex-date	7 August 2018
Record Date to determine entitlement to participate in the Rights Offering	7:00pm on 8 August 2018
Dispatch U.S. Prospectus, Australian Offer Booklet and personalised Entitlement and Acceptance Form to Eligible CDI Holders	13 August 2018
Rights Offering opens	9:00am on 13 August 2018
Rights Offering closes	5:00pm on 22 August 2018
Shortfall announced to ASX	27 August 2018
Issue of CDIs under Rights Offering	30 August 2018
New CDIs under Rights Offering commence trading on ASX on a normal basis	31 August 2018
Dispatch of holding statements	31 August 2018

All dates and times are references to Australian Eastern Standard time. The timetable for the Offer remains indicative only and is subject to change.

AirXpanders, with the consent of the underwriter, reserves the right to amend any or all of these dates and times, subject to the Corporations Act 2001 (Cth), the ASX Listing Rules and other applicable laws and regulations. In particular, AirXpanders reserves the right to extend the closing date of the Rights Offering, to accept late applications (either generally or in particular cases) and to withdraw the Rights Offering without prior notice.

AirXpanders also reserves the right not to proceed with the whole or part of the Rights Offering at any time prior to the issue of the New CDIs. In that event, application monies (without interest) would be returned to applicants.

- ENDS –

Company	Investor relations
Frank Grillo President and CEO President & CEO Tel: +1 (650)-390-9000 Email: fgrillo@airxpanders.com	Kyahn Williamson WE Buchan Tel: +61 (3) 9866 4722 / + 61 (0)401018828 Email: kwilliamson@buchanwe.com.au

About AirXpanders:

Founded in 2005, AirXpanders, Inc. (www.airxpanders.com) designs, manufactures and markets innovative medical devices to improve breast reconstruction. The Company’s AeroForm Tissue Expander System, is used in patients undergoing two- stage breast reconstruction following mastectomy. Headquartered in Palo Alto, California, AirXpanders’ vision is to be the global leader in reconstructive surgery products and to become the standard of care in two-stage breast reconstruction. AirXpanders is a publicly listed Company on the Australian Securities Exchange under the symbol “AXP.” AeroForm was granted U.S. FDA de novo marketing authorization in 2016, first CE mark in Europe in 2012 and is currently licensed for sale in Australia.

Forward-Looking Statements

This announcement contains or may contain forward-looking statements that are based on management’s beliefs, assumptions and expectations and on information currently available to management.

All statements that address operating performance, events or developments that we expect or anticipate will occur in the future, including those related to the completion, timing and use of proceeds relating to the proposed offerings are forward-looking statements. These include, without limitation, risks and uncertainties related to the effectiveness of the S-1, market conditions and the satisfaction of customary closing conditions related to the proposed offerings.

Management believes that these forward-looking statements are reasonable when made. You should not place undue reliance on forward-looking statements because they speak only as of the date when made. AirXpanders may not actually achieve the plans, projections or expectations disclosed in forward-looking statements. Actual results, developments or events could differ materially from those disclosed in the forward-looking statements. For additional information and considerations regarding the risks faced by AirXpanders that could cause actual results to differ materially, see its most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on July 31, 2018 (U.S. time), and in the Registration Statement on Form S-1 (including preliminary prospectus) related to the proposed offerings, including under the caption "Risk Factors" as well as other periodic reports filed with the SEC from time to time. AirXpanders disclaims any obligation to update information contained in any forward-looking statement, except as required by law.

For more information, refer to the Company’s website at www.airxpanders.com.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates, which has not been declared effective. A copy of the preliminary prospectus included in the registration statement is being transmitted with this announcement. Before you invest, you should read the final prospectus, when available and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. A copy of the prospectus included in the registration statement is attached at the following link:

https://www.sec.gov/Archives/edgar/data/1387156/000143774918014324/axpd20180720_s1.htm.

Alternatively, the Company will arrange to send you the final prospectus if you request by calling Computershare Investor Services Pty Limited on 1300 850 505 (within Australia) or +61 3 9415 4000 (outside Australia) between 8.30am and 5.00pm (AEST) on business days during the offer period.